3/25/2004

04017502

U.S. SEC ... E COMMISSION
...TON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE -------------- 8-53148

REPORT FOR THE PERIOD BEGINNING **01/01/03** AND ENDING **12/31/03**

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2004
DIVISION OF MARKET REGULATION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gold Coast Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

275 E. Hillcrest Drive, Suite 225

(No. and Street)

Thousand Oaks	**California**	**91360**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tae P. Ho **(805) 496-3660**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)

Hurley & Company

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

15650 Devonshire Street, Suite 100	**Granada Hills**	**California**	**91344**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

x Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions

Oath or Affirmation

I, TAE P. HO, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of GOLD COAST SECURITIES, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

SUSAN S. ANDERSON
Comm. # 1336342
NOTARY PUBLIC - CALIFORNIA
Ventura County
My Comm. Expires Dec. 24, 2005

Signature

CHIEF EXECUTIVE OFFICER

Title

Subscribed and sworn
to before me this
25 day of Feb. 2004

Notary Public

GOLD COAST SECURITIES, INC.
FINANCIAL STATEMENT INDEX
December 31, 2003

HURLEY & COMPANY
Certified Public Accountants

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Board of Directors
Gold Coast Securities, Inc.:

We have audited the accompanying statements of financial condition of Gold Coast Securities, Inc. as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gold Coast Securities, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hurley & Company

Hurley & Company

Granada Hills, California
February 13, 2004

Suite 100
15650 Devonshire Street
Granada Hills, California 91344

Telephone (818) 895-1943
Facsimile (818) 891-8050
WWW.HURLEYCPA.COM

Member - SEC and Private Companies Practice Sections of the American Institute of CPA's

GOLD COAST SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and December 31, 2002

	2003	2002
ASSETS		
Cash and cash equivalents	$ 61,735	$ 73,155
Deposit with clearing organization	25,000	25,000
Receivable from broker-dealers and clearing organization	86,956	58,228
Office furniture and equipment, at cost, less accumulated depreciation of $14,895 and $7,274 at December 31, 2003 and December 31, 2002, respectively	19,236	23,260
Other assets, net of allowance for doubtful accounts of $10,000 and $0 at December 31, 2003 and December 31, 2002, respectively	20,167	17,092
Total assets	$ 213,094	$ 196,735
LIABILITIES AND STOCKHOLDERS' EQUITY		
Payable to clearing organization	$ 73	$ 149
Accounts payable and accrued expenses	50,824	38,034
Due to stockholders	7,253	10,417
Income taxes payable	-	800
Deferred revenue, net	30,820	22,633
Notes payable - capital lease obligations	1,075	3,661
	90,045	75,694
Commitments and contingent liabilities	-	-
Liabilities subordinated to claims of general creditors	-	-
Stockholders' equity:		
Common stock, no par value, Series A voting shares, 200.00 shares authorized, 151.00 shares issued and outstanding at both December 31, 2003 and December 31, 2002, respectively	7,265	7,265
Common stock, no par value, Series B non-voting shares, 1,300.00 shares authorized, 592.34 and 542.34 shares issued and outstanding at December 31, 2003 and December 31, 2002, respectively	330,809	80,809
Additional paid-in capital	19,515	139,515
Accumulated deficit	(234,540)	(106,548)
Total stockholders' equity	123,049	121,041
Total liabilities and stockholders' equity	$ 213,094	$ 196,735

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2003 and December 31, 2002

	2003	2002
Revenues:		
Commissions	$ 779,728	$ 386,218
Investment advisory and management fees	583,021	370,706
Reimbursement income	79,834	48,239
Administrative service income	-	27,148
Representative monthly fees	55,307	16,555
Miscellaneous income	15,693	3,058
Interest income	508	637
	1,514,091	852,561
Expenses:		
Employee compensation and benefits	778,061	467,434
Commissions	445,136	224,269
Office expense	107,005	42,122
Investment advisory and management fee expense	105,460	111,962
Occupancy	81,799	48,363
Website maintenance and documentation	45,000	-
Clearing	24,339	7,608
Legal and professinal fees	13,126	10,466
Communications and data processing	12,146	10,540
Bad debts	10,368	-
Postage and delivery	9,116	5,100
Other	6,029	2,906
Travel and entertainment	3,213	2,157
Interest expense	485	1,249
	1,641,283	934,176
Loss before income tax provision	(127,192)	(81,615)
Income tax provision	800	800
Net loss	$ (127,992)	$ (82,415)

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2003 and December 31, 2002

	Series A Common Stock Shares	Series A Common Stock Value	Series B Common Stock Shares	Series B Common Stock Value	Additional Paid-in Capital	Accumulated Deficit	Stockholders' Equity
Balance at January 1, 2002	200.00	$ 8,687	800.00	$ 93,963	$ 5,000	$ (24,133)	$ 83,517
Repurchase of shares from principal stockholder - July 22, 2002	(49.00)	(1,422)	(257.66)	(13,154)	14,515	-	(61)
Cash capital contributions from future stockholder - August 27, 2002 through December 4, 2002	-	-	-	-	120,000	-	120,000
Net loss	-	-	-	-	-	(82,415)	(82,415)
Balance at December 31, 2002	151.00	7,265	542.34	80,809	139,515	(106,548)	121,041
Cash capital contributions from future stockholder - January 15, 2003 through April 11, 2003	-	-	-	-	85,000	-	85,000
Issue shares to new stockholder - for $205,000 cash and $45,000 services - August 24, 2003	-	-	50	250,000	(205,000)		45,000
Net loss	-	-	-	-	-	(127,992)	(127,992)
Balance at December 31, 2003	151.00	$ 7,265	592.34	$ 330,809	$ 19,515	$ (234,540)	$ 123,049

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
For the Years Ended December 31, 2003 and December 31, 2002

	2003	2002
Subordinated borrowings at beginning of year	$ -	$ -
Increases:	-	-
Decreases:	-	-
Subordinated borrowings at end of year	$ -	$ -

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003 and December 31, 2002

	2003	2002
Cash flows from operating activities:		
Net loss	$ (127,992)	$ (82,415)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	7,621	4,637
Common stock issued for services	45,000	-
Changes in:		
Receivable from broker-dealers and clearing organization	(28,728)	(44,508)
Other assets	(3,075)	5,858
Accounts payable and accrued expenses	12,714	21,393
Due to stockholders	(3,164)	3,871
Income taxes payable	(800)	800
Deferred revenue, net	8,187	14,130
Total adjustments	37,755	6,181
Net cash used in operating activities	(90,237)	(76,234)
Cash flows from investment activities:		
Purchase of furniture and equipment	(3,597)	(5,892)
Net cash used in investing activities	(3,597)	(5,892)
Cash flows from financing activities:		
Payments on capital lease obligations	(2,586)	(4,478)
Repurchase of common stock	-	(61)
Sale of common stock	85,000	120,000
Net cash provided by financing activities	82,414	115,461
Net increase (decrease) in cash and cash equivalents	(11,420)	33,335
Cash and cash equivalents at beginning of year	73,155	39,820
Cash and cash equivalents at end of year	$ 61,735	$ 73,155
Supplemental cash flow disclosures:		
Income tax payments	$ 1,600	$ -
Interest payments	$ 485	$ 1,251

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF CASH FLOWS (Continued)
For the Years Ended December 31, 2003 and December 31, 2002

Non-cash investing and financing activities:

In February 2002, the Company entered into a capital lease for computer equipment. The asset and the related obligation were valued at $1,488.

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Delaware corporation, headquartered in California, and began operations in January 2001.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including both principal and agency transactions involving retailing corporate equity securities and mutual funds; selling corporate debt, municipal bonds, and U.S. government securities; selling tax shelters or limited partnerships in primary distribution; selling variable life or annuities; purchasing and writing put and call options; and providing investment advisory and management services.

2. Significant Accounting Policies

* Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit and highly liquid debt instruments with original maturities of three months or less. Substantially all cash is on deposit with one institution.

* Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

2. Significant Accounting Policies (Continued)

* Receivable From and Payable To Clearing Organization

The Company has an agreement to clear substantially all of its proprietary and customer transactions through another broker-dealer (Pershing Company) on a fully disclosed basis. Pershing Company is responsible for handling and monitoring all securities lending activities (collateralized financings) related to securities borrowed and securities loaned transactions.

* Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions clear.

* Investment Advisory Income

Investment advisory and management fees are received quarterly in advance, but are recognized as earned on a pro rata basis over the term of the contract. The unearned portion is recorded as deferred revenue, net of associated fees and expenses.

* Property and Equipment

Property and equipment are stated at cost. Depreciation has been provided using the straight-line method over the useful lives of the assets, which range from 3 to 7 years. Leasehold improvements are amortized on the straight-line basis over the shorter of their estimated useful lives or the remaining term of the lease.

* Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The current deferred tax asset at both December 31, 2003 and 2002, due primarily to the tax benefit from a net operating loss carryforward, has been fully reserved against, because of the uncertainty of future realization. As of December 31, 2003, the Company has approximately $225,000 each in federal and California net operating loss carryforwards that can be utilized to offset future taxable income of the corporation.

2. Significant Accounting Policies (Continued)

* Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures at the date of the statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

* Fair Value of Financial Instruments

With the exception of capital lease obligations, the Company's financial instruments are either carried at fair value, or are considered to be stated at fair value, due to their short-term nature. The capital lease obligations have interest charged at implied market rates.

* Reclassifications

Certain prior period amounts have been reclassified to conform to the current year's presentation.

3. Related Party Activities

Two officers and stockholders of the Company (one of whom has since left the Company) were also the principals (members) of Gold Coast Advisory, LLC ("GCA"), a firm which primarily provided investment advisory and management services. Under an agreement operative until the effective dissolution of the LLC in July 2002, customer accounts of GCA were being transferred to the Company. On an ongoing basis, the Company paid GCA a percentage of annualized earnings as a referral fee on advisory fees received from GCA clients that were subsequently transferred to the Company. During the period January through July 2002, approximately $40,266 was paid to GCA under this arrangement, based on approximately $17,000,000 in customer accounts that had been transferred by July 31, 2002.

3. Related Party Activities (Continued)

In addition, GCA agreed to pay the Company administrative fees on existing clients throughout the transition period and until such time as the accounts were transferred, generally at an annualized rate of 40 net basis points. At July 31, 2002, approximately $13,000,000 in assets under management had yet to be transferred from GCA to the Company. Total administrative fees received by the Company during the period January through July 2002 amounted to approximately $27,148.

The dissolution of the LLC came about as a consequence of the resignation of one of the LLC's two members. This member was also an employee and officer of the Company, as well as a founder and the chairman of the board. His employment relationship with the Company ceased on July 2, 2002 (at which time the Company's President assumed the duties of board chairman). As part of his separation agreement, he sold back to the Company his 49 shares of Series A common voting stock and 257.66 shares of Series B common non-voting stock, all at $0.20 per share (an aggregate amount of $61.33). He subsequently received an additional $25,000 in cash compensation and took with him customer accounts with an estimated revenue stream over the following two years of approximately $175,000.

On or about August 1, 2001, the Company agreed to assume from GCA the operating lease for office space in Thousand Oaks, California, capital leases from Dell Financial Services for computer equipment, as well as certain ongoing operating expenses.

4. Capital Lease Obligations

As noted above, the Company assumed four capital leases for computer equipment from Gold Coast Advisory, LLC. The assets and related liabilities were valued at $8,082. Principal payments of $1,431 were made through the end of the 2001, resulting in a balance of $6,651 at December 31, 2001. In February 2002, the Company entered into another computer equipment lease with Dell Financial Services valued at $1,488. In October 2002, one of the initial assumed leases expired and the Company bought the equipment at its determined fair value of approximately $1,069. Total principal payments on the leases in 2002 amounted to $4,478, leaving an outstanding balance at December 31, 2002 of $3,661. Two more of these capital leases matured in May and August of 2003, at buy-out prices of approximately $171 and $214, respectively. Aggregate principal payments on all the equipment leases during 2003 (including the buy-outs) were $2,586, resulting in an outstanding loan balance at December 31, 2003 of $1,075.

4. Capital Lease Obligations (Continued)

Interest expense on the capital lease obligations amounted to $485 and $1,247 during the years ended December 31, 2003 and 2002, respectively. The capital leases currently require monthly payments of approximately $150 (including implied annual interest ranging from approximately 19% to 25%) and mature as follows:

Year ended December 31,:	2004	$ 831
	2005	244
	Total	$1,075

The capital lease obligations are guaranteed by an officer of the Company.

5. Commitments and Contingencies

(a) On approximately August 1, 2001, the Company assumed an operating lease for 1,782 square feet of office space in Thousand Oaks, California from Gold Coast Advisory, LLC. The lease currently calls for non-cancelable minimum monthly rental payments of approximately $3,475, expiring September 30, 2005, with a cost of living increase in October 2004 of approximately $89 per month. There is one option to extend the lease for a period of three years. The lease also requires the Company to pay approximately 1.68% of any increase in the lessor's operating expenses (currently approximately $143 per month). The Company also subleases an additional 1,802 square feet of office space from Cigna Companies in Gold River, California, through June 11, 2005. Commencing January 15, 2003, non-cancelable minimum monthly lease payments are approximately $2,523, with one month (February 15 – March 14, 2004) abated . Rental expense for the years ended December 31, 2003 and 2002 amounted to $72,301 and $41,456, respectively. Future aggregate minimum lease payments are as follows:

Year ended December 31,:	2004	$ 71,387
	2005	46,898
	Total	$118,285

5. Commitments and Contingencies (Continued)

(b) In the normal course of business, the Company is subject to various litigation and arbitration matters. Management does not believe the eventual outcome of any current litigation in the aggregate will have a material adverse effect on the Company's financial statements.

6. Pension Plan

The Company had previously established a SIMPLE IRA Plan (the "Plan"), which was administered by OppenheimerFunds and covered substantially all employees who met certain age and service requirements. Under the Plan, employees could contribute (through salary deferral) up to $6,000 per year. The Company match portion was 3% of salary. The employees could choose to invest their Plan assets among a list of Oppenheimer domestic and global equity funds, corporate and government bond funds, and money market funds, with a minimum investment of $25 in any chosen fund. The Plan was terminated in August 2003, at which time the Company established a new 401(k) PROFIT SHARING PLAN with the Senex Group. During the years ended December 31, 2003 and 2002, employee contributions to the Plan amounted to $7,013 and $3,357, respectively, with the Company's match portion totaling $3,521 and $1,550, respectively.

The 401(k) profit sharing plan, as adopted, allows for employee contributions through salary reductions ranging from 0% to 15% of employee salary, capped at $12,000 in 2003 (plus catch-up provisions). This plan is non-discriminatory; all employees who are at least 21 years of age and have been employed by the Company for at least 6 months are eligible to participate. Plan contributions are self-directed and may be invested in one or more of a series of mutual funds managed by Fidelity Investments. The employer may make matching contributions at the discretion of the Board of Directors. For 2003, the Company's board chose to not make any matching contributions; all plan contributions during the year were employee-funded through salary reductions amounting to $23,817.

7. Due to Stockholders

At December 31, 2003, the Company owed its Senior Vice President (and stockholder) $7,253 as reimbursement for expenses paid by the officer on the Company's behalf. At December 31, 2002, the Company owed its President and Senior Vice President (both principal stockholders) an aggregate $10,417 in accrued salaries, which were paid in January 2003.

8. Capital Contributions

During the period August 2002 through December 2002, the Company received $120,000 in capital contributions from an investor. Under the original arrangement, the investor was to make additional capital contributions of $230,000 and provide the Company with extensive internet and software support valued at $1,150,000. As consideration, the Company planned to issue him shares equivalent to a 40% ownership interest in the corporation. During 2003, the investor contributed an additional $85,000 in cash and approximately $45,000 in website maintenance and documentation services to the Company, but for personal and other reasons, was unable to proceed further under the terms of the original arrangement. Accordingly, in August 2003, the Company issued the investor 50 shares of its Series B common non-voting stock as consideration for the cumulative $250,000 in cash and services provided the Company, representing a 6.67% equity interest in the Company.

9. Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital (i.e., $50,000) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company's net capital measured $84,721 and its net capital ratio was 1.06 to 1. At December 31, 2002, the Company's net capital measured $84,350 and its net capital ratio was 0.90 to 1.

GOLD COAST SECURITIES, INC.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2003

Schedule I

GOLD COAST SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2003

Net capital		
Total stockholders' equity		$ 123,049
Deduct stockholders' equity not allowable for capital		-
Total stockholders' equity qualified for net capital		123,049
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits - deferred income taxes payable		-
Total capital and allowable subordinated borrowings		123,049
Deductions and/or charges:		
Nonallowable assets:		
Office furniture and equipment, net of capital lease obligations	$ 18,161	
Other assets - prepaid expenses and deposits	11,148	
Other assets - registered representative receivables, net	9,019	38,328
Net capital before haircuts on securities positions		84,721
Haircuts on securities positions		-
Net capital		**$ 84,721**
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable, accrued expenses, due to stockholders, income taxes payable, deferred revenue, net, and capital lease obligations		$ 90,045
Items not included in statement of financial condition		-
Total aggregate indebtedness (AI)		$ 90,045
Computation of basic net capital requirement		
Minimum net capital required		$ 50,000
Excess net capital over minimum net capital required		$ 34,721
Excess net capital at 1,500 percent (net capital - 6.67% of AI)		$ 78,715
Excess net capital at 1,000 percent (net capital - 10% of AI)		$ 75,717
Ratio: Aggregate indebtedness to net capital		1.06 to 1

Schedule I (Continued)

GOLD COAST SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2003

Reconciliation with Company's computation (included in Part II of Form X-17A-5) as of December 31, 2003

Net capital as reported in Company's Part II (unaudited) FOCUS report	$	92,372
Audit adjustments to record additional -		
accounts payable and accrued expenses, net		(398)
due to stockholders		(7,253)
Net capital per above	**$**	**84,721**

Computation of alternative net capital requirement

Not applicable

Schedule II

GOLD COAST SECURITIES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2003

Gold Coast Securities, Inc. is exempt from the reserve requirement, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii)(the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. Gold Coast Securities, Inc. does not hold customer funds or safekeep customer securities.

Schedule III

GOLD COAST SECURITIES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2003

Not applicable

Schedule IV

GOLD COAST SECURITIES, INC.
Schedule of Segregation Requirements and Funds
In Segregation for Customers' Regulated
Commodity Futures and Options Accounts
As of December 31, 2003

Not applicable

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Gold Coast Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Gold Coast securities, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

Suite 100
15650 Devonshire Street
Granada Hills, California 91344

Telephone (818) 895-1943
Facsimile (818) 891-8050
WWW.HURLEYCPA.COM

Member - SEC and Private Companies Practice Sections of the American Institute of CPA's

accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Hurley & Company

Hurley & Company

Granada Hills, California
February 13, 2004